ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce/Chris Ronne—Legal

Anne McConnell/Melinda Hooker—Accounting

Re:	PQ Group Holdings Inc.

Amendment No. 5 to Registration Statement on Form S-1, filed September 25, 2017

File No. 333-218650

SEC Comment Letter dated September 25, 2017

Ladies and Gentleman:

On behalf of PQ Group Holdings Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 6 (including certain exhibits) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). A copy of Amendment No. 6 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 6 to the Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated September 25, 2017 (the “Comment Letter”). For your convenience, the Company is supplementally providing to the Staff a typeset copy of Amendment No. 6 marked to indicate the changes from Amendment No. 5 to the Registration Statement, which was filed on September 25, 2017.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 6 to the Registration Statement. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in Amendment No. 6 to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

September 25, 2017

Summary Historical and Unaudited Pro Forma Financial and Other Data, page 20

Unaudited Pro Forma Financial Information of PQ Group Holdings, page 62

Selected Consolidated Financial Data of PQ Group Holdings, page 75

1.	We note your historical earnings (loss) per share disclosures no longer reflect the conversion of your Class B common stock into common stock. Please revise your filing to address the following:

•	Revise pages 22 and 76 to present pro forma loss per share disclosures for the year ended December 31, 2016 and the interim period ended June 30, 2017 that fully reflect your new capital structure, assuming an IPO price of $22 per share, similar to the presentations on pages F-69 and F-115; and,

•	Revise pages 22 and 63 to delete the pro forma loss per share disclosure for the business combination that does not fully reflect your new capital structure. It does not appear to us that you should present any pro forma per share data that does not fully reflect the Reclassification.

Response to Comment 1:

The Registration Statement has been revised on pages 22, 63 and 76 in response to this comment.

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Securities and Exchange Commission

Division of Corporation Finance

September 25, 2017

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Raymond J. Grant of our offices at (617) 235-4668.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Joseph S. Koscinski (PQ Group Holdings Inc.)

Jason M. Licht (Latham & Watkins LLP)

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